Exhibit 99.1

Galmed Pharmaceuticals Announces the Election of Dr. Carol L. Brosgart as a New Member of the Board of Directors

TEL AVIV, Israel, June 8, 2017 – Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH, and other liver diseases, announced today that on June 7, 2017, the Company held an annual general meeting of shareholders (the “Meeting”), at which the Company's shareholders voted to elect Dr. Carol L. Brosgart as a new Class I director to serve as a member of the board of directors until the close of the annual general meeting to be held in 2018.

Dr. Brosgart brings a vast array of clinical, policy and corporate experience to Galmed having held senior management positions with several leading pharmaceutical and life sciences companies. Dr. Brosgart, as Vice President, Clinical Research at Gilead Sciences, oversaw the NDA, EU and global approvals and launches of VireadTM for HIV and HepseraTM for Hepatitis B. Recently, she served for eight years as a member of the board of directors of Tobira Therapeutics until it was acquired by Allergan in November 2016. She is also active in the public policy arena for AASLD and IDSA/HIVMA. Dr. Brosgart is a member of the Executive Committee of the Forum for Collaborative Research (FCR) at the University of California, Berkeley and has served on both the Steering Committee of the FCR’s Liver Forum, which is a leader in the field of collaborative research focused on NASH, and the FCR’s HBV Forum, focused on cure research for Hepatitis B. She has published widely in the field of chronic viral infections and liver disease and serves as a Clinical Professor of Medicine, Biostatistics and Epidemiology at the University of California San Francisco (UCSF).

Allen Baharaff, Galmed’s President and Chief Executive Officer stated, “Dr. Brosgart has extensive clinical and drug development experience with direct relevance to both our clinical studies in NASH (the ARREST study) and HIV associated NAFLD and lipodystrophy (the ARRIVE study). We believe her experience in launching successful new drugs and navigating commercial launches and corporate transactions will prove invaluable to Galmed as we continue our drug development in chronic liver disease.”

Dr. Brosgart stated, “I am pleased to join the board of directors of Galmed, a leading company in clinical research in NASH and fibrosis. NASH, a chronic, progressive liver disease, in the spectrum of non-alcoholic fatty liver disease, has rapidly become a leading cause for end-stage liver disease, hepatocellular carcinoma, and liver transplantation, both in the United States and globally. NASH is a complex disease that will likely require therapy that addresses the underlying metabolic abnormalities, in addition to inflammation and fibrosis.”

For the full results of the Meeting, please refer to the Company's Form 6-K filed with the Securities and Exchange Commission on June 8, 2017.

About AramcholTM and Non-alcoholic Steatohepatitis (NASH)

AramcholTM (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. AramcholTM’s ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating down regulation of the three key pathologies of NASH: steatosis, inflammation and fibrosis. The effect of AramcholTM on fibrosis is mediated by down regulation of steatosis and directly on human collagen producing cells. AramcholTM has been granted by the FDA Fast Track designation status for the treatment of NASH.

NASH is an emerging world crisis impacting 3% to 5% of the U.S. population and 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of AramcholTM, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of AramcholTM in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. Galmed also sponsors the ARRIVE Study, a proof-of-concept Phase IIa clinical trial designed to evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated NAFLD and lipodystrophy. The ARRIVE Study is an investigator-initiated trial, conducted at the University of California San Diego by Professor Rohit Loomba. More information about the ARREST Study and the ARRIVE Study may be found on ClinicalTrials.gov identifiers: NCT02279524 and NCT02684591, respectively.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include risks and uncertainties associated with the initiation, timing, progress and results of the Company's research, preclinical studies and clinical trials as well as risks and uncertainties identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 23, 2017, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Guy Nehemya, VP Operations

Galmed Pharmaceuticals Ltd.

guy@galmedpharma.com